SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                           FFP Marketing Company, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                     Common Stock, par value $0.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   30243M 10 5
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                              W. Alan Kailer, Esq.
                 Jenkens & Gilchrist, a Professional Corporation
                          1445 Ross Avenue, Suite 3200
                            Dallas, Texas 75202-2799
                                 (214) 855-4500
--------------------------------------------------------------------------------
                       (Name, Address and Telephone Number
                         of Person Authorized to Receive
                           Notices and Communications)


                                December 28, 1997
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-l(b)(3) or (4), check the following box [ ].




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CUSIP No. 30243M 10 5

1. Name of reporting person and S.S. or I.R.S. Identification Nos. of persons: 7HBF, Ltd. 75-2307791
              ------------------------------------------------------------------

2.   Check the appropriate box if a member of a group (see instructions
     (a) [ ]   (b) [ ]

3.   SEC use only
                    ------------------------------------------------------------

4.   Source of funds (see instructions)      OO
                                        ----------------------------------------

5. Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) [ ]

6.   Citizenship or place of organization     Texas
                                             -----------------------------------

                                   7.  Sole voting power               0
     Number of shares                                            ---------------
     beneficially owned by         8.  Shared voting power          774,543
     each reporting person                                       ---------------
     with:                         9.  Sole dispositive power          0
                                                                 ---------------
                                  10.  Shared dispositive power     774,543
                                                                 ---------------

11.  Aggregate amount beneficially owned by each reporting person
                               774,543
     ---------------------------------------------------------------------------

12. Check if the aggregate amount in row 11 excludes certain shares (see instructions) [ ]

13.  Percent of class represented by amount in row 11
                               20.5%
     ---------------------------------------------------------------------------

14.  Type of reporting person (See instructions):
                               OO
     ---------------------------------------------------------------------------



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


CUSIP No. 30243M 10 5

1.   Name of  reporting  person  and S.S.  or I.R.S.  Identification  Nos.  of
     persons: Garland R. McDonald     ###-##-####
              ------------------------------------------------------------------

2.   Check the appropriate box if a member of a group (see instructions
     (a) [ ]   (b) [ ]

3.   SEC use only
                    ------------------------------------------------------------

4.   Source of funds (see instructions)      OO
                                        ----------------------------------------

5. Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) [ ]

6.   Citizenship or place of organization     United States
                                             -----------------------------------

                                   7.  Sole voting power             63,500*
     Number of shares                                            ---------------
     beneficially owned by         8.  Shared voting power          199,507
     each reporting person                                       ---------------
     with:                         9.  Sole dispositive power        63,500*
                                                                 ---------------
                                  10.  Shared dispositive power     199,507
                                                                 ---------------

11.  Aggregate amount beneficially owned by each reporting person
                               263,007*
     ---------------------------------------------------------------------------

12. Check if the aggregate amount in row 11 excludes certain shares (see instructions) [ ]

13.  Percent of class represented by amount in row 11
                                7.0%*
     ---------------------------------------------------------------------------

14.  Type of reporting person (See instructions):
                               IN
     ---------------------------------------------------------------------------


----------------


     * Assumes the exercise of a stock option by Garland R. McDonald for 25,000 shares of the Issuer's common stock.



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



                                  Schedule 13D

     This  Schedule  13D is being  filed  pursuant  to Rule 13d-1 of the General
Rules and Regulations under the Securities Act of 1934, as amended. Unless otherwise indicated, all capitalized terms used but not defined have the meanings ascribed to such terms in the Schedule 13D.

ITEM 1. SECURITY AND ISSUER.

     This Schedule 13D relates to the common stock, par value $0.01 per share ("Common Stock"), of FFP Marketing Company, Inc. ("FFP Marketing"), a corporation organized and existing under the laws of the State of Texas. The principal executive offices of FFP Marketing are located at 2801 Glenda Avenue, Fort Worth, Texas 76117-4391.

ITEM 2. IDENTITY AND BACKGROUND.

     (a)  Name:

          This Schedule 13D is filed by 7HBF, Ltd. ("7HBF") a limited partnership organized and existing under the laws of the State of Texas, and Garland R. McDonald. The general partner of 7HBF is 7HBF Management Co. Ltd., a limited liability company organized and existing under the laws of the State of Texas (the "General Partner"). The managers of the General Partner are John D. Harvison and Randall
          W. Harvison.

     (b)  Business Address:

          The principal office and principal business address of 7HBF and the General Partner is 2801 Glenda Avenue, Fort Worth, Texas 76117-4326. The business address of John D. Harvison and Randall W. Harvison is 2801 Glenda Avenue, Fort Worth, Texas 76117-4326. The business address of Garland R. McDonald is 10865 Ferry Lake Road, Oil City, Louisiana 71061-8620.

     (c)  Principal Business or Occupation:

          The principal business of 7HBF is investments.

          The principal business of the General Partner is investments.

          John D. Harvison's present principal occupation is Vice President of Dynamic Production, Inc., an independent oil and gas exploration and production company. The business address of Dynamic Production, Inc. is 2801 Glenda Avenue, Fort Worth, Texas 76117-4326.

          Randall W. Harvison's present principal occupation is as an attorney with a solo practice, the business address of which is 2801 Glenda Avenue, Fort Worth, Texas 76117-4326.



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          Garland R. McDonald's  present principal  occupation is as an employee of FFP Marketing, the principal business of which is the operation of convenience stores and retail motor fuel outlets and the wholesaling of motor fuel. The business address of FFP Marketing is 2801 Glenda Avenue, Fort Worth, Texas 76117-4391.

     (d)  Criminal Convictions:

          None of 7HBF, the General Partner, John D. Harvison, Randall W. Harvison or Garland R. McDonald has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) in the last five years.

     (e)  Civil Proceedings:

          None of 7HBF, the General Partner, John D. Harvison, Randall W. Harvison or Garland R. McDonald has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction in the last five years as a result of which such person was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

     (f)  Organization or Citizenship:

          7HBF is a Texas limited partnership.

          The General Partner is a Texas limited liability company.

          John D. Harvison, Randall W. Harvison and Garland R. McDonald are each citizens of the United States.

ITEM 3. SOURCE AND AMOUNT FUNDS OR OTHER CONSIDERATION.

     7HBF and Garland R. McDonald acquired shares of the Common Stock of FFP Marketing in connection with the restructuring of FFP Partners, L.P., a publicly traded partnership ("FFPLP"), that, prior to the restructuring, owned and operated convenience stores, truck stops, and self-service motor fuel outlets and conducted fuel wholesaling and terminaling operations and other related activities. The restructuring, which was approved by FFPLP's unitholders on December 26, 1997 and completed on December 28, 1997, separated FFPLP's non-real estate assets from its real estate assets by transferring FFPLP's fuel and merchandise marketing assets and other businesses conducted by it to FFP Marketing. Pursuant to the terms of the restructuring, FFPLP unitholders continue to own their units in FFPLP and also automatically received one share of FFP Marketing Common Stock for each FFPLP unit owned.

     7HBF owns, directly or indirectly, varying percentages of the stock of several separate companies (the "Affiliated Companies"), identified in Schedule I attached hereto and specifically incorporated herein by reference, which own partnership interests in FFPLP. Garland R. McDonald owns varying percentages of the stock of two of the Affiliated Companies. As a result of such ownership,


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



7HBF and Garland R. McDonald may be deemed to share with other shareholders of the Affiliated Companies the power to vote and dispose of the Common Stock of FFP Marketing received by the Affiliated Companies upon completion of the restructuring. Through their ownership or control of the Affiliated Companies, 7HBF received beneficial ownership of 774,543 shares of Common Stock of FFP Marketing and Garland R. McDonald received beneficial ownership of 263,007 shares of Common Stock of FFP Marketing upon completion of the restructuring.

ITEM 4. PURPOSE OF TRANSACTION.

     The Common Stock of FFP Marketing was acquired as a result of the restructuring of FFPLP which was completed on December 28, 1997.

     None of 7HBF, the General Partner, John D. Harvison, Randall W. Harvison or Garland R. McDonald has any current plans or proposals that relate to or would result in any of the events described in paragraphs (a) through (j) of Item 4 of
Schedule 13D.

ITEM 5. INTEREST IN SECURITIES OF ISSUER.

          (a) The beneficial ownership of shares of Common Stock of FFP Marketing for each person named in Item 2 of this Schedule 13D as of December 28, 1997, based on the issued and outstanding units of FFPLP as of December 5, 1997, the record date for the restructuring, is set forth in
     Schedule II attached hereto and specifically incorporated herein by reference. The ownership of the Affiliated Companies by 7HBF and Garland R. McDonald is set forth in Schedule I attached hereto and specifically incorporated herein by reference.

          (b) 7HBF has shared voting and dispositive power over 774,543 shares of Common Stock. John D. Harvison has sole voting and dispositive power over 16,667 shares of Common Stock and, other than in his capacity as an officer, director or manager, he has no shared voting or dispositive power over any shares. Other than in his capacity as an officer, director or manager, Randall W. Harvison has no voting or dispositive power, sole or shared, over any shares of Common Stock. Garland R. McDonald has sole voting and dispositive power over 63,500 shares of Common Stock and, other than in his capacity as an officer or director, he has shared voting and dispositive power over 199,507 shares of Common Stock.

          The footnotes to Schedule II name each person with whom the power to vote or to direct the vote or to dispose or direct the disposition of shares of Common Stock of FFP Marketing is shared. The Item 2 information with respect to each of such persons, to the best of the Reporting Persons' knowledge, is as follows:

          Barbara J. Smith's current address is c/o 2801 Glenda Avenue, Fort Worth, Texas 76117-4326; Mrs. Smith is not employed; Mrs. Smith has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) in the last five years; Mrs. Smith has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction in the last five years as a result of which she was or is subject to a judgment, decree, or final order enjoining future


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



     violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws; and Mrs. Smith is a citizen of the United States.

          J.D. St. Clair's business address is 2801 Glenda Avenue, Fort Worth, Texas 76117- 4326; Mr. St. Clair's present principal occupation is Vice President - Fuel Supply and Distribution of FFP Marketing, the business address of which is 2801 Glenda Avenue, Fort Worth, Texas 76117- 4391; Mr. St. Clair has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) in the last five years; Mr. St. Clair has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction in the last five years as a result of which he was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws; and Mr. St. Clair is a citizen of the United States.

          Robert J. Byrnes' business address is 2801 Glenda Avenue, Fort Worth, Texas 76117-4326; Mr. Byrnes' present principal occupation is President and Chief Operating Officer of FFP Marketing, the business address of which is 2801 Glenda Avenue, Fort Worth, Texas 76117- 4391; Mr. Byrnes has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) in the last five years; Mr. Byrnes has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction in the last five years as a result of which he was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws; and Mr. Byrnes is a citizen of the United States.

          (c) Other than as described in this Schedule 13D, none of the persons named in response to paragraph (a) of Item 5 have effected any transactions in the Common Stock of FFP Marketing in the past sixty days.

          (d) Not applicable.

          (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

        Not applicable.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

        The following Exhibit is filed as part of this Schedule 13D:

        Exhibit 1 - Agreement regarding filing of Schedule 13D.





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



     After reasonable inquiry and to the best of its or his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete, and correct.

January 9, 1998                          7HBF, LTD.

                                         By:      7HBF Management Co. Ltd., its
                                                  general partner



                                                  By:  /s/ John D. Harvison
                                                       -------------------------
                                                       John D. Harvison, Manager



                                         /s/ Garland R. McDonald
                                         ---------------------------------------
                                         Garland R. McDonald